Exhibit 99.1


                                  RISK FACTORS


            You should carefully consider the risks described below in connection with your investment in our common stock. Unless the context requires otherwise, references to "we", "us", "our" and the "Company" refer specifically to The Smith & Wollensky Restaurant Group, Inc. and its subsidiaries and predecessor entities.

                          RISKS RELATED TO OUR BUSINESS

Our unfamiliarity with new markets may present risks, which could have a material adverse effect on our future growth and profitability.

            Our strategy depends on our ability to successfully expand our Smith & Wollensky brand into new markets in which we have no operating experience. We began to open Smith & Wollensky restaurants outside of New York City in 1997. Historically, new restaurants opened in expanded markets generally take about 15 to 36 months to achieve expected company-wide targeted levels of performance. This is due to higher operating costs caused by temporary inefficiencies typically associated with expanding into new regions and opening new restaurants, such as lack of market awareness and acceptance and limited availability of experienced staff. These new markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets, which may cause our restaurants in these new markets to be less successful than our restaurants in our existing markets. As a result, our continued expansion may result in an increase in these operating costs. We cannot assure you that restaurants in new markets will be successful. Our planned expansion involves a number of risks, which could delay or prevent the opening of new restaurants.

Our success in profitably pursuing our strategy of expansion will depend on our ability to open new restaurants efficiently. Our ability to open new restaurants efficiently is subject to a number of factors beyond our control, including:

            -- Selection and availability of suitable restaurant sites;
            -- Negotiation of acceptable lease or purchase terms for such sites; -- Negotiation of reasonable construction contracts and adequate supervision of construction:
            -- Our ability to secure required governmental permits and approvals for both construction and operation;
            -- Availability of adequate capital; and -- General economic conditions.

            We may not be successful in addressing these risks, which could adversely affect our ability to open our planned new restaurants on a timely basis, or at all. Delays in opening or failures to open planned new restaurants could cause our growth, results of operations and financial condition to suffer.

Terrorism and war may have material adverse effect on our operating results.

            Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war in the United States or abroad, such as the


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war in Iraq, may affect the markets in which we operate and our operations and profitability. The potential near-term and long-term effects these events may have on our business operations, our customers, the markets in which we operate and the economy is uncertain. Because consequences of any terrorist attacks, or any armed conflicts are unpredictable, we may not be able to foresee events that could have an adverse effect on our markets or our business.

Our profitability is dependent in large measure on food and supply costs which are not within our control.

            Our profitability is dependent in large measure on our ability to anticipate and react to changes in food and supply costs. Various factors beyond our control, including climatic changes and government regulations, may affect food costs. Specifically, our dependence on frequent, timely deliveries of fresh beef, poultry, seafood and produce subjects us to the risks of possible shortages or interruptions in supply caused by adverse weather or other conditions, which could adversely affect the availability and cost of any such items. We cannot assure you that we will be able to anticipate or react to increasing food and supply costs in the future. The failure to react to these increases could materially and adversely affect our business and result of operations.

The restaurant industry is affected by changes in consumer preferences and discretionary spending patterns that could force us to modify our menus and concepts and could result in a reduction in our revenues.

            Consumer preferences could be affected by health concerns about the consumption of beef, the primary item on our Smith & Wollensky restaurants' menus, or by specific events such as the outbreak or scare caused by "mad cow disease". If we were to have to modify the emphasis on beef in our restaurants' menus, we may lose customers who would be less satisfied with a modified menu, and we may not be able to attract a new customer base to generate the necessary revenues to maintain our income from restaurant operations. A change in our menus may also result in us having different competitors. We may not be able to successfully compete against established competitors in the general restaurant market. Our success also depends on various factors affecting discretionary consumer spending, including economic conditions, disposable consumer income, consumer confidence and the United States participation in military activities. Adverse changes in these factors could reduce our customer base and spending patterns, either of which could reduce our revenues and results of operations.


The failure to enforce and maintain our trademarks and trade names could adversely affect our ability to establish and maintain brand awareness.

            We license from St. James Associates the exclusive and perpetual right to use and sublicense the trademarks "Smith & Wollensky" and "Wollensky's Grill" and any variations of such names throughout the United States and the world, except that St. James Associates has reserved the exclusive right to use the licensed names, subject to receiving our consent in specified circumstances, within a 100-mile radius of the Smith & Wollensky in New York, subject to our exclusive right to use the name within a 10-mile radius of City Hall in Philadelphia, Pennsylvania. Consequently, we may not open new Smith & Wollensky restaurants or pursue retailing or merchandising opportunities within such reserved territory. St. James Associates has the right to terminate the license agreement due to specified defaults, including non-payment of amounts due under the agreement and certain events of bankruptcy or insolvency. St. James also has the right to terminate the agreement if we fail to perform any term, covenant or condition under the agreement, and we do not remedy such failure within 30 days after receiving notice of


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such failure. St. James can also terminate if we, Alan Stillman, or any affiliate of Alan Stillman owns or manages any new steakhouses that does not utilize the licensed names. This does not include situations where a restaurant sells steak incidentally, continues to be operated under an original name, or is located outside of the reserved territory. If we terminate or default on the Smith & Wollensky license, we are subject to a fee of $2.0 million upon termination or $2.5 million to be paid over four years.

            Our current operations and marketing strategy depend significantly on the strength of trademarks and service marks, especially Smith & Wollensky. The success of our growth strategy depends on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products. Although we are not aware of any infringing uses of any of the trademarks or service marks that we believe could materially affect us; we cannot assure you that we will be free from such infringements in the future. For example, we do not own or manage the restaurant located in South Africa or the restaurant located in Argentina, each of which is named "Smith & Wollensky." Although the existence of these restaurants has not had any material impact on our operations to date, we cannot assure you that they will not have a negative impact on our future plans for growth or on our future operations.

            The name "Smith & Wollensky" represents our core concept. The termination of our right to use this name or our failure to maintain any of our other existing trademarks could materially and adversely affect our growth and marketing strategies.

Several of our material agreements may be terminated if Alan Stillman is no longer our chief executive officer, if Mr. Stillman ceases to direct our business, or if Mr. Stillman's ownership interests fall below certain levels.

            Our success has been, and will continue to be, dependent on Alan Stillman, our Chief Executive Officer. The loss of Mr. Stillman's services could materially and adversely affect our business, financial condition and development. Pursuant to our management agreement for the Smith & Wollensky restaurant in New York with St. James Associates, the agreement can be terminated if we cease to be operated and directed by Alan Stillman, whether by death, incapacity, retirement or otherwise and a notice of termination is sent to us within 60 days of receipt by St. James Associates of financial statements indicating that restaurant sales, available funds or gross profit margin fall below defined levels.

            Pursuant to our management agreement relating to ONEc.p.s, the agreement can be terminated if the individual who directs our daily operations or has overall control and decision making authority is replaced other than in the ordinary course of business, or in connection with the merger, consolidation or other transfer of any direct or indirect interest in us. Termination of the agreement would result in the loss of any management fee income from ONEc.p.s.

            Pursuant to our lease agreement for Cite with Rockefeller Center North, Inc., Rockefeller Center may terminate the lease agreement if Mr. Stillman does not own at least 35% of the shares of each class of the tenant's stock, or if there is a failure to obtain their consent to an assignment of the lease. We are currently in default with respect to these requirements, although Rockefeller Center has not given us notice of default. Rockefeller Center may also terminate the lease agreement if Mr. Stillman does not have effective working control of the business of the tenant. The default existing under the lease agreement for Cite could subject us to renegotiation of the financial terms of the lease, or could result in a termination of this agreement which would result in the loss of this restaurant at this location. This event could have a material adverse effect on


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our business and our financial condition and results of operations. To date, none of the parties to this agreement has taken any action to terminate the agreement.

            We entered into an employment agreement with Mr. Stillman that has a term ending in May 2006. However, the employment agreement can be terminated by Mr. Stillman at any time with 15 business days notice, or if we materially breach the agreement, remove Mr. Stillman as Chief Executive Officer, materially diminish Mr. Stillman's responsibilities, or relocate Mr. Stillman outside of New York City.

Mr. Stillman's duties to St. James Associates and MW Realty Associates on the one hand and us on the other hand, may result in a conflict of interest.

            An entity controlled by Mr. Stillman is one of the two general partners of St. James Associates, which owns the Smith & Wollensky restaurant in New York and the rights to the trademark "Smith & Wollensky," and is one of the two general partners of MW Realty Associates, which owns the property on which the Smith & Wollensky restaurant in New York is located. As a result, in the event that a dispute arose between us on the one hand, and St. James Associates and/or MW Realty Associates on the other hand, it is possible that Mr. Stillman would have a conflict of interest as a result of his duties to all parties. Such a conflict of interest could make the resolution of any such dispute more difficult.

Because we maintain a small number of restaurants, the negative performance of a single restaurant could have a substantial impact on our operating results.

            We currently operate 17 restaurants, 12 of which we own. Due to this relatively small number of restaurants, poor financial performance at any owned restaurant could have a significant negative impact on our profitability as a whole. Future growth in sales and profits will depend to a substantial extent on our ability to increase sales and profits at our restaurants open less than fifteen months, to operate our existing restaurants at higher sales levels that generate equal or higher operating profits and to increase the number of our restaurants. The results achieved to date by our relatively small restaurant base may not be indicative of the results of a larger number of restaurants in a more geographically dispersed area with varied demographic characteristics. We cannot assure you that we will be able to increase sales and profits at our restaurants open less than 15 months, operate our existing restaurants at higher sales levels that generate equal or higher operating profits or increase the number of our restaurants sufficiently to offset the impact of poor performance at any one restaurant. Because many of our restaurants are located in New York City, we are highly sensitive to negative occurrences there.

            We currently operate seven restaurants in New York City, three of which we own. As a result, we are particularly susceptible to adverse trends and economic conditions in New York City, including its labor market, which could have a negative impact on our profitability as a whole. In addition, given our geographic concentration, negative publicity regarding any of our restaurants in New York City could have a material adverse effect on our business and operations, as could other regional occurrences such as acts of terrorism, local strikes, natural disasters or changes in laws or regulations.

Our management agreement relating to ONEc.p.s. may be terminated at any time.

            We are subject to a right of the other party to terminate, at any time, the management agreement relating to ONEc.p.s. We have not been notified by the other party to this agreement that it plans to terminate the agreement and management has no reason to believe that the


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agreement will be terminated. Termination of the management agreement would result in the loss of any management fee income from ONEc.p.s. We have notified the other party to this agreement of our unwillingness to fund any future working capital requirements. Since that notification the other party has funded all working capital requirements. However, either party may terminate the agreement if neither party is willing to fund the required additional working capital, as defined.

We plan to incur substantial costs over the near-term in connection with our expansion plans. We may need to seek additional financing sooner than we anticipate as a result of any of the following factors:

            -- changes in our operating plans;
            -- acceleration of our expansion plans;
            -- lower than anticipated sales;
            -- increased costs of expansion, including construction costs; -- increased food and/or operating costs; and -- potential acquisitions.

            Additional financing may not be available on acceptable terms or at all. If we fail to get additional financing as needed, our business, results of operations and expansion plans would likely suffer.

Our operating results may fluctuate significantly due to seasonality and other factors beyond our control.

            Our business is subject to seasonal fluctuations, which may vary greatly depending upon the region of the United States in which a particular restaurant is located. In addition to seasonality, our quarterly and annual operating results and comparable unit sales may fluctuate significantly as a result of a variety of factors, including:

            -- the amount of sales contributed by new and existing restaurants; -- the timing of new openings;
            -- increases in the cost of key food or beverage products;
            -- labor costs for our personnel;
            -- our ability to achieve and sustain profitability on a quarterly or annual basis;
            -- consumer confidence and changes in consumer preferences;
            -- health concerns, including adverse publicity concerning food-related illness;
            -- the level of competition from existing or new competitors in the high-end segment of the restaurant industry; and
            -- economic conditions generally and in each of the market in which we are located.

            These fluctuations make it difficult for us to predict and address in a timely manner factors that may have a negative impact on our results of operations.

Our expansion may strain our infrastructure, which could slow restaurant development.

            Our growth strategy may place a strain on our management systems, financial controls, and information systems. To manage our growth effectively, we must maintain the high level of quality and service at our existing and future restaurants. We must also continue to enhance our


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operational, information, financial and management systems and locate, hire, train and retain qualified personnel, particularly restaurant managers. We cannot predict whether we will be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and those systems and controls. If we are not able to effectively manage any one or more of these or other aspects of our expansion, our business, financial condition, operating results or cash flows could be materially adversely affected.

We could face labor shortages, increased labor costs and other adverse effects of varying labor conditions.

            The development and success of our restaurants depend, in large part, on the efforts, abilities, experience and reputations of the general managers and chefs at such restaurants. In addition, our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including restaurant managers, kitchen staff and wait staff, especially in light of our expansion schedule. Qualified individuals needed to fill these positions are in short supply and the inability to recruit and retain such individuals may delay the planned openings of new restaurants or result in high employee turnover in existing restaurants. A significant delay in finding qualified employees or high turnover of existing employees could materially and adversely affect our results of operations or business. Also, competition for qualified employees could require us to pay higher wages to attract sufficient qualified employees, which could result in higher, labor costs. In addition, increases in the minimum hourly wage, employment tax rates and levies, related benefits costs, including health insurance, and similar matters over which we have no control may increase our operating costs.

            The employees of three of our managed restaurants in New York, Smith & Wollensky, The Post House and ONEc.p.s. are members of a union. The terms of our collective bargaining agreements, as well as future collective bargaining agreements could result in increased labor costs. In addition, our failure to negotiate an agreement in a timely manner could result in an interruption of operations at these managed locations, which would materially and adversely affect our business and our results of operations.

Unanticipated costs or delays in the development or construction of our restaurants could prevent our timely and cost-effective opening of new restaurants.

            We depend on contractors and real estate developers to construct our restaurants. Many factors may adversely affect the cost and time associated with the development and construction of our restaurants, including:

            -- labor disputes;
            -- shortages of materials or skilled labor;
            -- adverse weather;
            -- unforeseen engineering problems;
            -- environmental problems;
            -- construction or zoning problems;
            -- local government regulations;
            -- modifications in design; and
            -- other unanticipated increases in costs.

            Any of these factors could give rise to delays or cost overruns, which may prevent us from developing additional restaurants within our anticipated budgets or time periods or at all. Any such failure could cause our business, results of operations and financial condition to suffer.


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We may not be able to obtain and maintain necessary federal, state and local permits which could delay or prevent the opening of new restaurants.

            Our business is subject to extensive federal, state and local government regulations, including regulations relating to:

            -- alcoholic beverage control;
            -- the purchase, preparation and sale of food;
            -- public health and safety;
            -- sanitation, building, zoning and fire codes; and -- employment and related tax matters.

            All these regulations impact not only our current operations but also our ability to open new restaurants. We will be required to comply with applicable state and local regulations in new locations into which we expand. Any difficulties, delays or failures in obtaining licenses, permits or approvals in such new locations could delay or prevent the opening of a restaurant in a particular area or reduce operations at an existing location, either of which would materially and adversely affect our growth and results of operations.


The restaurant industry is affected by litigation and publicity concerning food quality, health and other issues, which can cause guests to avoid our restaurants and result in liabilities.

            Health concerns, including adverse publicity concerning food-related illness, although not specifically related to our restaurants, could cause guests to avoid our restaurants, which would have a negative impact on our sales. We may also be the subject of complaints or litigation from guests alleging food-related illness, injuries suffered on the premises or other food quality, health or operational concerns. A lawsuit or claim could result in an adverse decision against us that could have a material adverse effect on our business and results of operations. We may also be subject to litigation which, regardless of the outcome, could result in adverse publicity. Adverse publicity resulting from such allegations may materially adversely affect us and our restaurants, regardless of whether such allegations are true or whether we are ultimately held liable. Such litigation, adverse publicity or damages could have a material adverse effect on our business, competitive position and results of operations.

The covenants contained in the agreements governing our indebtedness may limit our ability to expand our business, and our ability to comply with these covenants may be affected by events that are beyond our control.

            The agreements governing our indebtedness contain financial and other covenants requiring us, among other things, to maintain financial ratios and meet financial tests, and restrict our ability to incur indebtedness and declare or pay dividends. In addition, certain of our lenders have security interests in certain of our personal property and fixtures and mortgages on several of our properties. These provisions could cause acceleration in the due date of our outstanding debt, limit and our ability to expand our business. Our ability to comply with these covenants and restrictions may be affected by events beyond our control.


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                        RISKS RELATED TO OUR COMMON STOCK

The large number of shares of our common stock eligible for public sale and the fact that a relatively small number of investors hold our publicly traded common stock could cause our stock price to fluctuate.

            The market price of our common stock could fluctuate as a result of sales by our existing stockholders of a large number of shares of our common stock in the market or the perception that such sales could occur. A large number of shares of our unregistered stock is eligible for public sale and our registered common stock is concentrated in the hands of a small number of institutional investors and is thinly traded. An attempt to sell by a large holder could adversely affect the price of our stock. These sales or the perception that these sales might occur could also make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Our certificate of incorporation and by-laws may delay or prevent a change of control transaction.

            Delaware corporate law contains, and our Amended and Restated Certificate of Incorporation and By-laws contain, provisions that could have the effect of delaying, deferring or preventing our ability to experience a change in control on terms, which you may deem advantageous. These provisions include:

            -- providing for a board of directors with staggered terms;
            -- prohibiting stockholder action, without a meeting of
               stockholders, by less than unanimous written consent; and
            -- establishing advance notice requirements for proposing matters to be acted upon by stockholders at a meeting.

            These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock.

Ownership of approximately 29.4% of our outstanding common stock by seven stockholders will limit your ability to influence corporate matters.

            A substantial majority of our capital stock is held by a limited number of stockholders. Seven stockholders, including our officers and directors and parties affiliated with or related to such persons or to us, own approximately 29.4% of the shares of common stock outstanding. Accordingly, such stockholders will likely have a strong influence on major decisions of corporate policy, and the outcome of any major transaction or other matters submitted to our stockholders or board of directors, including potential mergers or acquisitions, and amendments to our Amended and Restated Certificate of Incorporation. Stockholders other than these principal stockholders are therefore likely to have little influence on decisions regarding such matters.

The price of our common stock may fluctuate significantly.

            The price at which our common stock will trade may fluctuate significantly. The stock market has from time to time experienced significant price and volume fluctuations. The trading price of our common stock could be subject to wide fluctuations in response to a number of factors, including:


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            -- fluctuations in quarterly or annual results of operations;
            -- changes in published earnings estimates by analysts and whether our actual earnings meet or exceed such estimates;
            -- additions or departures of key personnel; and -- changes in overall stock market conditions, including the stock prices of other restaurant companies.

            In the past, companies that have experienced extreme fluctuations in the market price of their stock have been the subject of securities class action litigation. If we were to be subject to such litigation, it could result in substantial costs and a diversion of our management's attention and resources, which may have a material adverse effect on our business, financial condition and results of operations.


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